SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
155
SECTION

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

REGAL-BELOIT CORPORATION SAVINGS & PROTECTION PLAN
200 STATE STREET
BELOIT, WISCONSIN 53511

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511


03025834

REQUIRED INFORMATION

Regal-Beloit Corporation Savings & Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS & PROTECTION PLAN

By: REGAL-BELOIT CORPORATION Savings and Protection Plan Administrative Committee and Plan Administrator.



Kenneth F. Kaplan

June 27, 2003



Fritz Hollenbach

June 27, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-48789 of Regal-Beloit Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Regal-Beloit Corporation Savings and Protection Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin

June 26, 2003

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E.Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Regal-Beloit Corporation Savings and Protection Plan:

We have audited the accompanying statements of net assets available for benefits of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments, at fair value:		
Mutual funds	$2,038,680	$2,731,758
Common Collective Trust	2,176,758	2,034,665
Investment in Master Trust	663,052	652,179
Participant loans	252,297	188,128
Total investments	5,130,787	5,606,730
Receivables:		
Participants' contributions	4,189	6,463
Employer contributions	48,265	48,265
Due from brokers	130,215	-
Accrued interest and dividends	9,721	10,502
Total receivables	192,390	65,230
NET ASSETS AVAILABLE FOR BENEFITS	$5,323,177	$5,671,960

See notes to financial statements.

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Employer contributions	$ 67,520	$ 83,350
Participant contributions	341,198	404,174
Participant rollovers	-	26,121
Total contributions	408,718	513,645
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments	(578,562)	52,787
Interest and dividend income	151,377	172,861
Total investment (loss) income	(427,185)	225,648
Net (deductions) additions	(18,467)	739,293
DEDUCTIONS:		
Benefits paid to participants	298,980	392,749
Administrative fees	7,447	6,476
Transfers to other Company plans	23,889	-
Total deductions	330,316	399,225
NET (DECREASE) INCREASE	(348,783)	340,068
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	5,671,960	5,331,892
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$5,323,177	$5,671,960

See notes to financial statements.

1. DESCRIPTION OF PLAN AND FUNDING POLICY

The following description of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General - The Plan is a defined contribution plan and covers substantially all full-time bargaining unit employees of the Foote-Jones/Illinois Gear and Velvet Drive Transmission Divisions of the Regal-Beloit Corporation (the "Company") who are 18 years of age and have completed at least 6 months of service.

Plan Administration - Marshall & Ilsley Trust Company (the "Trustee") is trustee, custodian, and recordkeeper of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

Contributions - Company contributions were $470 and $460 for 2002 and 2001, respectively, for each Foote-Jones/Illinois Gear union participant who had completed a full year of credited service as of July 31 of each year. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Company's annual contribution is fixed by the collective bargaining agreement between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO, Local 899 U.A.W. International Union United Automobile, Aerospace and Agricultural Implement Workers of America and the Company. The contribution is recorded as an increase in participants' equity on an accrual basis based on service performed during the Plan year. Annual amounts are contributed to the Plan on or about August 1.

The Company contributed $455 and $430 on or about February 1 for each Velvet Drive Transmission employee, provided they had been an employee of the Company for the past 12 months as of December 31, 2002 and 2001, respectively. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Plan allows participants to make voluntary contributions via pretax payroll deductions ranging from 1% to 20% of total compensation. Effective October 1, 2002, the Plan was amended to allow participants to make voluntary contributions up to 100% of total compensation, subject to certain limitations under the Internal Revenue Code ("IRC"). The Plan was also amended on that date to allow "catch-up" contributions for those participants age 50 and over, in addition to the maximum deferral amount.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants at all times have a fully vested interest in their individual accounts.

Benefit Payments - Distribution of participants' accounts can be made upon termination, disability, death, retirement, or financial hardship. Benefits paid consist of the participants' account balance plus any voluntary contributions together with all earnings.

Investment Options - Participants are able to direct their contributions in 10% increments into any of the following investment options held by the Trustee. Prior to October 1, 2002, the election could be changed on any business day, but only once per calendar quarter. Investment options for the period from January 1, 2001, through September 30, 2002, included the following: M&I Stable principal Fund, Marshall Large-Cap Growth and Income Fund, Regal-Beloit Corporation Master Trust, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and Strong Opportunity Fund.

Effective October 1, 2002, participants are able to change their investment options in 10% increments, 12 times per quarter. The Marshall Intermediate Bond Fund, Fidelity Balanced Fund, and Marshall Large Cap Growth & Income Fund were removed from the investment options, and the following investment options became available to participants: Pimco Funds Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, Baron Asset Fund - Growth & Income Fund, Templeton Foreign Fund and ABN AMRO/Chicago Cap Growth Fund Class N.

Participant Loans - The Plan permits a participant to borrow from his or her individual account an amount limited to 90% of the vested account balance for participants with a vested balance between $0 and $11,111, $10,000 for participants with a vested balance between $11,112 and $20,000, 50% of the vested account balance for participants with a vested balance between $20,001 and $100,000, and $50,000 or more for participants with a vested balance of $100,001 or more. Interest at prevailing market rates (ranging from 4.75% to 10.5% as of December 31, 2002) is charged on the loan, but is credited as income to the individual participant's account. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

Plan Termination - The Plan is defined by the collective bargaining agreement between Local Union 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company dated December 1, 1989, and may not be materially modified or terminated by the Company without negotiation with the Union. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

Partial Termination - The Velvet Drive Transmissions Division was closed in December, 2002. As a result, a partial termination of the Plan occurred. All affected participants had a fully vested interest in their individual accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investments - Investment purchases and sales are recorded on trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Benefit Payments - Benefit payments to participants are recorded when paid. As of December 31, 2002 and 2001, distributions of $130,161 and $0 were payable to participants who elected to withdraw from the Plan but had not yet been paid.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

Net Appreciation (Depreciation) in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits as net (depreciation) appreciation in fair value of investments.

Administrative Expenses - The Plan pays all administrative expenses.

3. INVESTMENTS

Investments are stated at fair value except for M&I Stable Principal Fund (see Note 5) as determined by the Trustee by reference to published market data. The Plan provides for investments in a common collective fund, mutual funds and Company stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2002 and 2001. All investments are participant directed.

	December 31,	
	2002	2001
M&I Stable Principal Fund*, 2,176,758 and 2,034,665 shares, respectively	$2,176,758	$2,034,665
Strong Opportunity Fund, 28,685 and 29,721 shares, respectively	823,250	1,167,745
Fidelity Balanced Fund, -0- and 53,225 shares, respectively	-	793,049
Regal-Beloit Corporation Master Trust*, 28,701 and 27,253 units, respectively	663,052	652,179
Marshall Large-Cap Growth and Income Fund*, -0- and 38,903 shares, respectively	-	531,410
Dodge & Cox Balanced Fund, 10,268 and -0- shares, respectively	623,776	-

* Represents party-in-interest

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

	2002	2001
Net (depreciation) appreciation in fair value of investments:		
Mutual Funds	$ (543,478)	$ (142,322)
Master Trust	(35,084)	195,109
Net (depreciation) appreciation in fair value of investments	$ (578,562)	$ 52,787

4. INVESTMENT IN MASTER TRUST

The Plan's investment in Company stock is commingled with the investment in Company stock of four other Company plans into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The fair value of the assets held in the Master Trust as of December 31, 2002 and 2001 is as follows:

	2002	2001
Regal-Beloit Corporation Common Stock	$ 11,484,443	$ 12,938,147
Marshall Money Market Fund	214,748	151,880
Accrued income	-	70,150
Total assets of the Master Trust	$ 11,699,191	$ 13,160,177

Allocations of assets of the Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$ 5,469,309	46.75 %	$ 6,079,206	46.19 %
Regal-Beloit Corporation Profit Sharing Plan	4,573,491	39.09	5,353,836	40.68
Regal-Beloit Corporation Savings and Protection Plan	663,052	5.67	652,179	4.96
Marathon Electric Salaried Employees' 401(k) Savings Plan	798,430	6.82	826,793	6.28
Marathon Electric 401(k) Savings Plan	194,905	1.66	248,163	1.89
Leeson Electric 401(k) Savings Plan	4	0.01	-	-
Total assets of the Master Trust	$ 11,699,191	100.00 %	$ 13,160,177	100.00 %

At December 31, 2002 and 2001, the Master Trust held 554,804 and 593,493 shares of Regal Beloit Corporation Common Stock, respectively.

Master Trust income (loss) for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Investment (loss) income:		
Interest and dividend income	$ 210,443	$ 301,031
Net (depreciation) appreciation in fair value of Regal-Beloit Corporation common stock	(468,464)	3,039,231
Total Master Trust (loss) income	$ (258,021)	$3,340,262

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value. The crediting interest rates are reset daily. The crediting interest rate for the investment contracts as of December 31, 2002 and 2001 were 4.94% and 5.55%, respectively. The average yield of the investment contracts for the years ended December 31, 2002 and 2001 was 4.94% and 5.55%, respectively. There are no limitations or guarantees on the contracts.

6. INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

Plan assets are invested in mutual funds (prior to October 1, 2002) and a common collective fund managed by the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8. RECONCILIATION OF NET ASSETS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	As of December 31,	
	2002	2001
Modified Cash Basis Form 5500	$5,140,562	$5,617,232
Contributions Receivable	52,454	54,728
Benefits payable	130,161	-
Net assets per Statement of Net Assets Available for Benefits	$5,323,177	$5,671,960

	For the Year Ended December 31,	
	2002	2001
Contributions per modified Cash Basis Form 5500	$410,992	$529,530
Changes in Contributions Receivable	(2,274)	(15,885)
Contributions per Statement of Changes in Net Assets Available for Benefits	$408,718	$513,645

	For the Year Ended December 31,	
	2002	2001
Benefits paid to participants per Form 5500	$429,141	$392,749
Amounts allocated to withdrawing participants at December 31	(130,161)	-
Benefits paid to participants per Statement of Changes in Net Assets Available for Benefits	$298,980	$392,749

* * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment	Fair Value
Marshall & Ilsley*	M&I Stable Principal Fund	$2,176,758
Strong Funds	Strong Opportunity Fund	823,250
Regal-Beloit*	Regal-Beloit Corporation Master Trust	663,052
AIM	AIM Basic Value Fund Class A	8,089
Baron	Baron Growth Fund	14,536
ABN AMRO	Chicago Cap Growth Fund Class N	242,660
Dodge & Cox	Dodge & Cox Balanced Fund	623,776
Templeton	Templeton Foreign Fund	12,460
Vanguard	Vanguard Index 500 Fund	130,700
Pimco	Pimco Total Return Fund	183,209
Loans*	Loans to Participants (interest rates ranging from 4.75% to 10.5%)	252,297
TOTAL ASSETS HELD FOR INVESTMENT		$5,130,787

*Represents party-in-interest